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Attention:	Ameen Hamady

Mark Rakip

Catherine De Lorenzo

Pam Long

Re:	Lineage, Inc.

Amendment No. 4 to Draft Registration Statement on Form S-11

Submitted on April 11, 2024

CIK No. 0001868159

Ladies and Gentlemen:

On behalf of Lineage, Inc. (the “Company”), set forth below are the Company’s responses to the comments of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) in its letter dated April 24, 2024, relating to the Company’s Amendment No. 4 to confidential draft registration statement on Form S-11 submitted to the Commission on April 11, 2024 (the “Registration Statement”).

Concurrently with the submission of this letter, the Company is confidentially submitting via EDGAR Amendment No. 5 to the draft Registration Statement (the “Amended Registration Statement”) responding to the Staff’s comments and updating the Registration Statement.

For convenience of reference, the text of the comments in the Staff’s letter has been reproduced in bold and italics herein. The Company has also provided its response immediately after each numbered comment. Capitalized terms used but not otherwise defined herein have the meanings assigned to such terms in the Amended Registration Statement.

Amendment No. 4 to Draft Registration Statement on Form S-11 submitted April 11, 2024

Determination of Executive Compensation

Use of Comparative Market Data, page 214

May 3, 2024

2

1.

We note your disclosure added in response to prior comment 3 that the compensation committee does not “benchmark” pay, but reviews market data as one input in the determination of executive pay, and that you reviewed total compensation of your executives relative to compensation of comparable positions among the peer companies listed on page 214, but did not set compensation at specific target percentiles within the peer group. Please note the staff’s view that in the context of Item 402(b)(2)(xiv) of Regulation S-K, “benchmarking” generally entails using compensation data about other companies as a reference point, either in whole or in part, to base, justify or provide a framework for a compensation decision. Please see paragraph 118.05 of the staff’s Regulation SC&DI and Item 402(b)(2)(xiv) and revise accordingly. Please also explain where the compensation the company paid to its executives fell within the range of compensation paid by peer companies.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 226 of the Amended Registration Statement.

*********

Any comments or questions regarding the foregoing should be directed to the undersigned at 213-891-7339. Thank you in advance for your cooperation in connection with this matter.

Very truly yours,

/s/ Lewis W. Kneib

Lewis W. Kneib of LATHAM & WATKINS LLP

cc: Greg Lehmkuhl, Lineage, Inc.

 Rob Crisci, Lineage, Inc.

 Natalie Matsler, Lineage, Inc.

 Julian T.H. Kleindorfer, Esq., Latham & Watkins LLP

 Scott C. Chase, Esq., Goodwin Procter LLP

 David H. Roberts, Esq., Goodwin Procter LLP